AMVESCAP PLC
IMMEDIATE RELEASE  11 OCTOBER 2006


                         BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

TO:        The FSA

Date:      11 October 2006

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1. Name of applicant: AMVESCAP PLC

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2. Name of scheme: AMVESCAP PLC TRIMARK ACQUISITION

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3. Period of return:  From:  11 APRIL 2006   To: 10 OCTOBER 2006

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4. Balance under scheme from previous return:  18,568,009

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5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:  0

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6. Number of securities issued/allotted under scheme during period:  1,400,000

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7. Balance under scheme not yet issued/allotted at end of period:  17,168,009

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8. Number and class of securities originally listed and the date of admission:  65,988,401 ORDINARY SHARES OF 25P EACH LISTED ON 11 OCTOBER 2000.

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9. Total number of securities in issue at the end of the period:  827,948,917
   ORDINARY SHARES OF US$0.10
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Name of contact:                MICHAEL S. PERMAN
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Address of contact:             30 FINSBURY SQUARE, LONDON EC2
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Telephone number of contact:    020 7065 3942
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SIGNED BY   Michael S. Perman
            Company Secretary, for and on behalf of

            AMVESCAP PLC
            Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.